UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

Amendment No. 2

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

COLE CREDIT PROPERTY TRUST, INC.
(Name of the Issuer) COLE CREDIT PROPERTY TRUST, INC. Nicholas S. Schorsch William M. Kahane D. Kirk McAllaster, Jr.
(Name of Person(s) Filing Statement) Common Stock, par value $0.01 per share
(Title of Class of Securities) 193269107

(CUSIP Number of Class of Securities)

D. Kirk McAllaster

Executive Vice President, Chief Financial Officer and Treasurer

Cole Credit Property Trust, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

(602) 778-8700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person (s) Filing Statement)

Copies to:

Lauren B. Prevost, Esq.

Heath D. Linsky, Esq.

1600 Atlanta Financial Center

Morris, Manning & Martin, LLP

3343 Peachtree Road, NE

Atlanta, Georgia 30326

This statement is filed in connection with (check the appropriate box):

a.  ☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  ☐  The filing of a registration statement under the Securities Act of 1933.

c.  ☒  A tender offer.

d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
73,152,145	$9,422

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cole Credit Property Trust, Inc., a Maryland corporation (the “Company”), not owned beneficially by American Realty Capital Properties, Inc. (“ARCP”), a Maryland corporation or its subsidiaries, at a purchase price of $7.25 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes. On March 28, 2014, 10,090,951 shares were outstanding of which 1,000 are owned by Cole REIT Advisors, LLC, an indirect wholly-owned subsidiary of ARCP. Accordingly, this calculation assumes the purchase of 10,089,951 Shares.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014 issued by the U.S. Securities and Exchange Commission, equals $128.80 per million dollars of transaction value.

☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $9,422	Filing Party: Desert Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 31, 2014

Neither the U.S. Securities and Exchange Commisison nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (Amendment No. 2), together with the exhibits hereto (as amended from time to time) (the “Schedule 13E-3” or “Transaction Statement”) is being filed by Cole Credit Property Trust, Inc., a Maryland corporation (the “Company” or “CCPT”), and all of the current executive officers and non-independent directors of the Company (collectively with the Company, the “Filing Parties”). This Schedule 13E-3 relates to the Offer (the “Offer”) by Desert Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Purchaser”) and a direct wholly-owned subsidiary of American Realty Capital Properties, Inc., a Maryland corporation, (“ARCP”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company (other than the Shares then owned by any wholly-owned Company subsidiary, by ARCP or by any ARCP subsidiary), at a purchase price of $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes. The terms of the Offer, and the conditions to which it is subject, are set forth in a Schedule TO originally filed on March 31, 2014, as amended and supplemented by Amendment No. 1 filed on April 4, 2014, Amendment No. 2 filed on April 11, 2014 and Amendment No. 3 filed on April 21, 2014 (the “Schedule TO”) by Merger Sub and ARCP, which contains as exhibits an Offer to Purchase, dated March 31, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended, supplemented or modified from time to time, contain the terms of the Offer).

In response to the Offer, the Company originally filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 31, 2014, as amended and supplemented by Amendment No.1 filed on April 11, 2014 and Amendment No. 2 filed on April 21, 2014 (the “Schedule 14D-9”). The information set forth in the Schedule 14D-9 and Schedule TO, including all schedules, annexes and exhibits thereto, is expressly incorporated by reference herein in response to Items 1 – 16 of the Schedule 13E-3. This Amendment No. 2 should be read together with the Schedule 14D-9 and Schedule TO. All information contained in this Schedule 13E-3 concerning the Company, ARCP and Merger Sub has been provided by such person and not by any other person.

Except as set forth below, the information in the Schedule 13E-3 remains unchanged and is incorporated herein by reference as relevant to the items of this Amendment No. 2. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule 13E-3 set forth below are hereby amended and supplemented as follows:

ITEM 16. EXHIBITS

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits thereto:

“(a)(11) Letter to stockholders of Cole Credit Property Trust, Inc. from Cole Credit Property Trust, Inc. and American Realty Capital Properties, Inc., dated April 18, 2014 (incorporated by reference to Amendment No. 3 to Schedule TO/A filed by Merger Sub and ARCP on April 21, 2014).”

“(c)(3) Restricted Appraisal Report of Assets and Liabilities of Cole Credit Property Trust, Inc. as of December 31, 2013 (incorporated by reference to Amendment No. 3 to Schedule TO/A filed by Merger Sub and ARCP on April 21, 2014).”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2014	COLE CREDIT PROPERTY TRUST, INC.

/s/ D. Kirk McAllaster, Jr.
By: D. Kirk McAllaster, Jr.
Title: Executive Vice President, Chief Financial Officer and Treasuer

/s/ Nicholas S. Schorsch Nicholas S. Schorsch	/s/ William M. Kahane William M. Kahane

/s/ D. Kirk McAllaster, Jr. D. Kirk McAllaster, Jr.